ESP ENTERPRISES, INC.
P.O. Box 53846
Lafayette, LA 70505

February 26, 2008

VIA REGULAR MAIL
AND EDGAR
Ryan Rohn
Staff Attorney, Division of Corporation Finance
Mail Stop 7010
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE: ESP Enterprises, Inc.
Form 8-K Item 4.01
Filed January 25, 2008
File # 000-49896

Dear Mr. Rohn:

We are in receipt of your comment letter dated January 25, 2008 regarding the above referenced filing.  As requested in your letter, we provide responses to the questions raised by the Staff.  For your convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 2 to Form 8K.

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

Answer:     Please note that the Form 8K has been revised to disclose that the accountant report on the financial statements for the years ended April 30, 2006 and 2007 did not contain an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

2. Your disclosure should follow the language in Item 304(a)(1)(iv) of Regulation S-B and state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Please revise accordingly.

Answer:    Please note that the Form 8K has been revised to disclose that during the Company’s two most recent fiscal years and any subsequent interim period through the date of dismissal, there were not any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

3.  Please revise your disclosure in paragraph (a)(v) to disclose, if true, there were no reportable events during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal. Refer to Item 304(a)(l)(iv)(B) of Regulation S-B.

Answer:    Please note that the Form 8K has been revised to disclose that there were no reportable events during the Company’s two most recent fiscal years and any subsequent interim period through the date of dismissal.

4.  We note that your independent registered public accountant is licensed in the state of Florida while your principal executive offices are in the state of Louisiana. Confirm to us that Webb & Company, P.A. is in compliance with the Louisiana state licensing requirements. In the event of noncompliance with Louisiana state requirements, you should consider the need for additional disclosure or obtaining audit services from a different practitioner.

Answer:     Please note that Webb & Company has informed us that they have filed the applicable documents to become licensed in the state of Louisiana and are awaiting approval.

5.  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Answer:     Please note that an updated Exhibit 16 letter has been obtained from the former accountants and filed as an exhibit to the amended Form 8K.

We trust that this response letter satisfactorily responds to the Comment Letter.  If there are any questions, please call our legal counsel Kristina L. Trauger, of Anslow & Jaclin, LLP at (732) 409-1212.  Your assistance in this matter is appreciated.

Very truly yours,

ESP ENTERPRISES, INC.

BY: /s/ David Dugas
David Dugas
President